UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Scinai Immunotherapeutics Ltd. (the “Company”) has made available an updated presentation about its business, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference. The new updates in the presentation are not an admission as to the materiality of any information therein. The information contained in the presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time.

Following the date hereof, the Company intends to make available future versions of its presentations only on the Company’s website.

Exhibit Index

Exhibit No.	Description
99.1	Scinai Immunotherapeutics Presentation dated June 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: June 14, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

2